

August 17, 2021

Vu Truong
Chief Executive Officer
Aridis Pharmaceuticals, Inc.
983 University Avenue, Bldg. B
Los Gatos, CA 95032

> **Re: Aridis Pharmaceuticals, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 13, 2021**
> **File No. 333-258809**

Dear Dr. Truong:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Dillon Hagius at 202-551-7967 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jeffrey Fessler